Mail Stop 4561

September 3, 2008

David Karp
Chief Financial Officer
CounterPath Corporation
Suite 300, One Bentall Center
505 Burrard Street, Box 95
Vancouver, BC V7M 1X3
Canada

> **Re:** **CounterPath Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed: August 28, 2008**
> **File No. 000-50346**

Dear Mr. Karp:

     We have completed our review of your Definitive Proxy Statement on Schedule 14A and have no further comments at this time.

              Sincerely,

              David L. Orlic
              Special Counsel

cc: <u>Via Facsimile (604) 687-6314</u>
        Virgil Z. Hlus, Esq.
        Clark Wilson LLP